Exhibit 99.2

Intranet Posting Available to Genworth Employees on April 6, 2009:

The 2009 Proxy Statement includes a proposal for stockholders to approve an amendment to the plan under which Genworth grants equity incentive awards to allow the company to implement a voluntary one-time, value-for-value equity exchange program. Stockholders will vote on the amendment at the Annual Meeting to be held on May 13, 2009. If approved, more information about the exchange program will be sent to eligible employees at a later date.

In the interim, commentary on the proposed exchange program will be limited. For more information regarding the exchange program, please refer to the 2009 Proxy Statement and “Frequently Asked Questions for Employees”.